StreetPrint
PAVEMENT TEXTURING

**INTEGRATED PAVING CONCEPTS INC.**
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

**LAURA WILLIAMS, ASSISTANT CONTROLLER**
Direct Telephone Extension: 225 • Email: laura.williams@streetprint.com



March 18, 2002

**Office of International Corporate Finance**
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA



Dear Sirs;

**Re: Integrated Paving Concepts Inc. (the "Company")**
**Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934**
**Your File No.: 82-3956**

We enclose, for filing, a copy of the Company's News Release dated March 18, 2002.

Yours very truly,

LWilliams

Laura Williams
Assistant Controller



llw
Enclosure

dlw 3/29

# INTEGRATED PAVING CONCEPTS INC.

**NEWS RELEASE**

**For Immediate Release**
**TSE Symbol – IPA**

## Clark Quintin Appointed Chief Executive Officer

Vancouver, Canada, March 18, 2002 – Mr. John Simmons is pleased to announce the appointment of Mr. Clark Quintin as Chief Executive Officer of Integrated Paving Concepts Inc. Mr. Quintin will replace John Simmons in the role of Interim Chief Executive Officer. Mr. Simmons will retain his position of Chairman of the Board.

The appointment of Mr. Quintin follows a comprehensive international search conducted on behalf of the Company's CEO Search Committee by Ray & Berndtson Tanton Mitchell. "The Search Committee was unanimous in its belief that Clark is the most qualified candidate to lead Integrated Paving Concepts," said John Simmons. "He is a strong strategic planner and a seasoned operator. We look forward to a new era of growth and profitability resulting from his leadership."

Mr. Quintin brings more than twenty-five years of business experience to Integrated Paving Concepts Inc. From 1995-99 Mr. Quintin served as Senior Vice President of Sales and Distribution and earlier as Vice President of Operations with MacMillan Bloedel Limited. Prior to his experience with MacMillan Bloedel Mr. Quintin spent nearly 20 years with IBM Canada Ltd. during which time he attained the position of Vice President and General Manager for Western Canada. Most recently Mr. Quintin has worked in an advisory capacity with Seattle based start-up business, Yard Connect.

Mr. Quintin's appointment is effective immediately.

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Integrated Paving Concepts Inc. is an industrial technology company based in BC, Canada that manufactures and distributes products for the paving industry. The company's principal product is StreetPrint Pavement Texturing, a patented system that is marketed through the company's Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world.


*For more information contact:*

*John Simmons, Chairman*
*(250) 595-8860 ext. 1*
*john.simmons@streetprint.com*

*Integrated Paving Concepts Inc.:*

*Symbol: IPA*
*The Toronto Stock Exchange*